#82-3923

09046052

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APR 27 2009

Washington, DC
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RECEIVED

2009 MAY -1 A 5:34

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

AR/S
9-30-08

MAXIMUM VENTURES INC

FINANCIAL STATEMENTS

SEPTEMBER 30, 2008 AND 2007

AUDITORS' REPORT

BALANCE SHEETS

STATEMENTS OF OPERATIONS, COMPREHENSIVE LOSS AND DEFICIT

STATEMENTS OF CASH FLOWS

NOTES TO FINANCIAL STATEMENTS

MINNI, CLARK & COMPANY
CERTIFIED GENERAL ACCOUNTANTS

SUITE 200 – 551 HOWE STREET
VANCOUVER, BRITISH COLUMBIA
CANADA V6C 2C2

Jerry A. Minni, C.G.A. *
Bryce A. Clark, C.G.A. *

TELEPHONE: (604)683-0343
FAX: (604)683-4499

** Incorporated Professional*

AUDITORS' REPORT

To the Shareholders,
Maximum Ventures Inc.

We have audited the balance sheets of **MAXIMUM VENTURES INC.** as at **September 30, 2008 and 2007** and the statements of operations, comprehensive loss and deficit, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at **September 30, 2008 and 2007** and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

"Minni, Clark & Co."
CERTIFIED GENERAL ACCOUNTANTS

Vancouver, Canada
January 28, 2009

MAXIMUM VENTURES INC.

BALANCE SHEETS

AS AT SEPTEMBER 30, 2008 AND 2007

ASSETS

	2008	2007
CURRENT ASSETS		
Cash and cash equivalents	$ 32,583	$ 939,090
Trust funds (Note 11)	242,000	-
GST receivable	48,885	132,446
Other receivable	-	12,998
Advances and prepaid expenses	3,250	-
Refundable deposit	3,000	1,000
	329,718	1,085,534
EQUIPMENT (Note 4)	11,785	15,197
MINERAL PROPERTIES (Note 5)	499,104	446,102
	$ 840,607	$ 1,546,833

LIABILITIES

	2008	2007
CURRENT LIABILITIES		
Accounts payable and accrued liabilities	$ 823,841	$ 374,994
Interests accrued	2,063	2,063
Loans payable (Note 8)	443,277	107
Due to related parties (Note 9)	335,617	1,775
	1,604,798	378,939

SHAREHOLDERS' EQUITY

	2008	2007
SHARE CAPITAL (Note 6)	8,468,274	8,468,274
CONTRIBUTED SURPLUS (Note 6)	1,110,308	1,110,308
DEFICIT	(10,342,773)	(8,410,688)
	(764,191)	1,167,894
	$ 840,607	$ 1,546,833

Nature of operations and going concern – Note 1
Contingencies (Note 10)

APPROVED BY THE DIRECTORS:

"Raymond Roland"

"Georgia V. Knight"

The accompanying notes are an integral part of these financial statements.

MAXIMUM VENTURES INC

STATEMENTS OF OPERATIONS, COMPREHENSIVE LOSS AND DEFICIT

FOR THE YEARS ENDED SEPTEMBER 30, 2008 AND 2007

	2008	2007
EXPENSES		
Amortization	$ 3,697	$ 4,901
Bank charges and interest	5,194	32,766
Consulting fees	210,526	160,633
Management fees	30,000	30,000
Office and miscellaneous	18,966	16,809
Professional fees	1,594,895	1,294,085
Public and shareholder relations	8,726	48,051
Rent	40,495	36,900
Stock-based compensation	-	227,070
Transfer agent and filing fees	15,258	14,803
Travel and promotion	18,935	26,132
Expense recovery	(14,250)	(12,462)
LOSS BEFORE OTHER ITEM	1,932,442	1,879,688
OTHER ITEMS		
Interest income	(359)	(3,147)
Loss on write off of mineral property	2	-
	(357)	(3,147)
NET LOSS AND COMPREHENSIVE LOSS FOR THE YEAR	(1,932,085)	(1,876,541)
DEFICIT, BEGINNING OF YEAR	(8,410,688)	(6,534,147)
DEFICIT, END OF YEAR	$(10,342,773)	$(8,410,688)
Basic and fully diluted loss per share	$ (0.06)	$ (0.06)
Weighted average number of shares	32,630,799	29,723,994

The accompanying notes are an integral part of these financial statements.

MAXIMUM VENTURES INC

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED SEPTEMBER 30, 2008 AND 2007

	2008	2007
OPERATING ACTIVITIES		
Net loss for the year	$(1,932,085)	$(1,876,541)
Items not involving cash:		
Amortization	3,697	4,901
Stock-based compensation	-	227,070
Loss on write off of mineral properties	2	-
	(1,928,386)	(1,644,570)
Changes in non-cash working capital items:		
Trust funds	(242,000)	-
GST receivable	83,561	(101,304)
Other receivable	12,998	(12,998)
Advances and prepaid expenses	(5,250)	2,000
Accounts payable and accrued liabilities	448,845	140,655
	(1,630,232)	(1,616,217)
INVESTING ACTIVITIES		
Purchase of equipment	(285)	-
Investing in mineral properties	(53,002)	-
Property option payment	-	(50,000)
	(53,287)	(50,000)
FINANCING ACTIVITIES		
Issuance of shares, net of share issue costs	-	2,642,805
Share subscriptions received	-	(57,500)
Loans payable	443,170	-
Advance from related parties	333,842	-
	777,012	2,585,305
INCREASE (DECREASE) IN CASH	(906,507)	919,088
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	939,090	20,002
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 32,583	$ 939,090
Supplemental disclosure of cash flow information:		
Cash paid for:		
Interest	$ 4,795	$ 32,564
Income taxes	$ -	$ -

The accompanying notes are an integral part of these financial statements.

1. NATURE AND CONTINUANCE OF OPERATIONS (See Note 10)

The Company was incorporated under the Company Act of British Columbia and its common shares are publicly traded on the NEX board, a separate board of the TSX Venture Exchange.

The Company, classified as a mining exploration and development company, is in the process of exploring its mineral properties and has not yet determined whether these properties contain reserves that are economically recoverable. The recoverability of amounts shown for mineral properties and related deferred exploration expenditures are dependant upon the discovery of economically recoverable reserves and confirmation of the Company's interest in the underlying mineral claims, the Company's ability to obtain necessary financing to complete the development of the properties and upon future profitable production or proceeds from the disposition thereof.

These financial statements have been prepared on a going concern basis. At September 30, 2008, the Company had working capital deficiency of $1,275,080 (2007 – working capital of $706,595) and an accumulated deficit of $10,342,773 since incorporation. Its ability to continue as a going concern is dependant upon the ability of the Company to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due. These financial statements do not include any adjustments to the recoverability or classification of recorded assets amounts or classification of liabilities that might be necessary should the Company be unable to continue as a going concern and therefore be required to realize on its assets and discharge its liabilities and commitments at amounts different from those reported in the financial statements.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a) Estimates, Assumptions and Measurement Uncertainty

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Significant areas requiring the use of management estimates relate to the impairment of mineral property interests and the determination of reclamation obligations. Actual results could differ from those estimates. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future periods could be significant.

b) Equipment and Depreciation

Equipment is recorded at cost. The Company provides for depreciation using the declining balance method at the following annual rates:

Automobile	-	24%
Computer equipment	-	30%
Office equipment	-	20%

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

c) Mineral Properties and Deferred Exploration Expenditures

The acquisition of mineral properties are initially recorded at cost. Producing mineral properties are depleted over their estimated useful lives based upon a method relating recoverable resource reserves to production. Non-producing mineral properties that the Company abandons interest in are written-off in the year of abandonment. Proceeds received on the sale of interests in mineral properties are credited to the carrying value of the properties, with any excess included in results of operations.

The Company charges all general and administrative expenses not directly related to exploration activities to operations as incurred.

The Company capitalizes all exploration expenditures that result in the acquisition and retention of mineral properties or an interest therein. The accumulated costs including applicable exploration expenditures relative to non-productive mineral properties that the Company abandons interest in are written-off when management determines abandonment is appropriate. Otherwise, the exploration expenditures are depleted over the estimated lives of the producing mineral properties based on a method relating recoverable reserves to production.

The mineral properties and deferred exploration expenditures are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. When there is evidence of impairment, the net carrying amount of the asset will be written down to its net recoverable amount which is the estimated undiscounted future net cash flows expected to result from the asset and its eventual disposition. The loss on impairment written off is not reversed even if circumstances change and the net recoverable amount subsequently increases.

The amounts shown as mineral properties and deferred exploration expenditures represent unamortized costs to date and do not necessarily reflect present or future values.

d) Reclamation Costs

Reclamation activities are carried out to the extent practicable concurrently with property exploration activities and such costs are included in exploration costs during the period in which they are incurred. When properties are abandoned, any remaining reclamation costs are estimated and included as exploration costs in the period the property is abandoned.

e) Basic and Diluted Loss per Share

Basic loss per share is computed by dividing the loss for the year by the weighted average number of common shares outstanding during the year. Diluted loss per share reflect the potential dilution that could occur if potentially dilutive securities were exercised or converted to common stock. The dilutive effect of options and warrants and their equivalent is computed by application of the treasury stock method and the effect of convertible securities by the "if converted" method. Fully diluted amounts are not presented when the effect of the computations are anti-dilutive. Accordingly, there is no difference in the amounts presented for basic and diluted loss per share.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

f) Financial Instruments

The Company's financial instruments include cash, deposits, prepaids, GST receivable, accounts payable, and due to related parties and short-term loan payables. In management's opinion, the Company is not exposed to significant interest rate, currency exchange rate, liquidity or credit risks arising from these financial instruments. The fair values of these financial instruments approximate their carrying values because of their current nature. The Company is not exposed to derivative financial instruments.

The Company classifies financial assets and liabilities as held-for-trading, available-for-sale, held-to maturity, loans and receivables or other financial liabilities depending on their nature. Financial assets and financial liabilities are recognized at fair value on their initial recognition, except for those arising from certain related party transactions which are accounted for at the transferor's carrying amount or exchange amount in accordance with the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3840 – Related Party Transactions.

The Company classified its cash as held-for-trading, receivable, prepaids and deposits as other financial assets and its accounts payable and loans as other financial liabilities.

g) Cash and cash equivalents

The Company considers all highly liquid instruments with a maturity of three months or less at the time of issuance to be cash equivalents.

h) Stock-based Compensation

The Company applies the fair value method of stock-based payments to all awards that are direct awards of stock, that call for settlement in cash or other assets or are stock appreciation rights that call for settlement by the issuance of equity instruments. Compensation expense is recognized over the applicable vesting period with a corresponding increase in contributed surplus. When the options are exercised, the exercise price proceeds together with the amount initially recorded in contributed surplus are credited to share capital.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

i) Income Taxes

The Company accounts for income taxes using the asset and liability method, whereby future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantially enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment. Future income tax assets are recognized to the extent that they are considered more likely than not to be realized. The valuation of future income tax assets is adjusted, if necessary, by the use of a valuation allowance to reflect the estimated realizable amount. At September 30, 2008, the Company recognized a valuation allowance equal to the full amount of net future tax asset.

j) Risk Management

The Company is engaged primarily in mineral exploration and manages related industry risk issues directly. The Company may be at risk for environmental issues and fluctuations in commodity pricing. Management is not aware of and does not anticipate any significant environmental remediation costs or liabilities in respect of its current operations.

The Company is not exposed to significant credit concentration or interest rate risk. The Company's functional currency is the Canadian dollar. All current operations occur within Canada. There is currently no significant foreign exchange risk to the Company.

k) Comprehensive loss

Comprehensive loss reflects net loss and other comprehensive income (loss) for the period. Other comprehensive income (loss) includes changes in unrealized foreign currency translation amounts arising from self-sustaining foreign operations, unrealized gains and losses on available-for-sale assets and changes in the fair value of derivatives designated as cash flow hedges to the extent they are effective.

l) Hedges

This standard is applicable when a company chooses to designate a hedging relationship for accounting purposes. It builds on the previous AcG-13, "Hedging Relationships", and CICA 1650, "Foreign Currency Translation", by specifying how hedge accounting is applied and what disclosures are necessary when it is applied. The Company had no hedging relationships as at September 30, 2008. The adoption of this standard did not have an impact on the Company's financial statements.

3. CHANGES IN ACCOUNTING POLICIES

Effective on October 1, 2007, the Company adopted the Canadian Institute of Chartered Accounts ("CICA") Handbook Section 3862, "Financial Instruments – Disclosure" and Section 3863, "Financial Instruments – Presentation". These sections carry forward the former presentation requirements and increase the emphasis on recognition and management of the risks associated with recognized and unrecognized financial instruments. The adoption of these sections had no impact on the financial position or net earnings for the year ended September 30, 2008.

Effective on October 1, 2007, the Company adopted the CICA Handbook Section 1535 "Capital Disclosures", which requires disclosure of information about an entity's capital and its objectives, policies and process for managing capital.

Effective on October 1, 2007 the Company adopted CICA Handbook Section 1400, "General Standards of Financial Statement Presentation". This section provides revised guidance on management's responsibility to assess and disclose the Company's ability to continue as a going concern. The adoption of this section had no significant impact on the Company's financial statements for the year ended September 30, 2008.

Recent accounting pronouncements

In February 2008, the CICA Accounting Standards Board (AcSB") adopted a strategic plan for the direction of accounting standards in Canada. As part of that plan, accounting standards in Canada for public companies will converge with International Financial Reporting Standards ("IFRS"). The Company continues to monitor and assess the impact of convergence of Canadian GAAP and IFRS.

In 2008, the Accounting Standards Board issued Handbook Section 3064, "Goodwill and Intangible Assets", which replaces Section 3062, "Goodwill and Intangible Assets", and Section 3450, "Research and Development Cost". Section 3064 establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets. This new standard is effective for the Company's interim and annual financial statements commencing January 1, 2009. The Company is currently assessing the impact of the new standard and has not yet determined its effect on the Company's financial statements.

4. EQUIPMENT

	2008			2007
	Cost	Accumulated Amortization	Unamort. Cost	Unamort. Cost
Automobile	$ 25,000	$ 15,343	$ 9,657	$ 12,707
Computer	5,195	3,865	1,330	1,491
Office equipment	2,052	1,254	798	999
	$ 32,247	$ 20,462	$ 11,785	$ 15,197

5. MINERAL PROPERTIES

	2008	2007
Property costs		
Stump Lake Property	370,000	$ 370,000
Mongolia Properties	-	1
	370,000	370,001
Deferred exploration costs		
Stump Lake Property	129,104	76,100
Mongolia Properties	-	1
	129,104	76,101
	$ 499,104	$ 446,102

a) Stump Lake Property

By an option agreement with Braniff Gold Corp. ("Braniff") dated May 10, 2002, and subsequently ammended the Company was granted an option to earn a 100% interest in the property comprising three claim units and three reverted Crown grants, located south of Kamloops, British Columbia. As consideration, the Company has paid $350,000 in cash, issued 200,000 common shares at a deemed price of $0.10 per share and incurred $100,000 to earn its interest.

b) Mongolia Properties

The Company entered into two option agreements with Brant Enterprises Inc. ("Brant") on November 1, 2003 to acquire up to 75% interest in the Edren Properties and the Ulaan Properties consisting of six exploration licenses located in Mongolia. As consideration, to earn a 60% interest, the Company had agreed to make total cash payments of US$980,000, to issue 6,750,000 common shares (1,500,000 issued), to make total property maintenance payments of US$280,000, and to fund total exploration expenditures of US$4,000,000. The Company had agreed to form a joint venture upon earning its 60% interest. Under the terms of the agreement the Company had the right to earn a further 15% interest in the properties by funding the completion of a positive bankable feasibility study in each of the properties. The two properties were subject to a 1.7% NSR royalty and a 25% carried interest to production in favour of Brant. The Company had agreed to issue as finders' fees 375,000 common shares (150,000 shares issued) for the properties.

During the year ended September 30, 2004, the costs of the properties and related costs were written down to a nominal value of $1 in view of a dispute concerning the title and ownership of the properties.

During the year the Company discontinued all legal action concerning the title and ownership of the properties and written off the remaining carrying value of the property. The Company is contingently liable for a portion of the legal fees incurred by the defendants.

See Note 10.

6. SHARE CAPITAL

a) Authorized

Unlimited common shares without par value.

b) Issued and Fully Paid

	Number of Shares	Amount	Contributed Surplus
Balance, September 30, 2006	27,112,754	5,825,469	883,238
Warrants exercised at $0.25	1,596,275	399,069	-
Warrants exercised at $0.50	468,000	234,000	-
Warrants exercised at $0.75	135,000	101,250	-
Shares issued at $0.50	2,150,000	1,075,000	-
Shares issued at $0.80	1,168,750	935,000	-
Shares issue costs	-	(101,514)	-
Stock based compensation	-	-	227,070
Balance, September 30, 2007 and September 30, 2008	32,630,799	$ 8,468,274	$ 1,110,308

c) Stock Options

The Company has granted employees and directors common share purchase options. These options are granted with an exercise price equal to the market price of the Company's stock on the date of the grant.

A summary of the status of the stock option plan as of September 30, 2008 and 2007 and changes during the years ending on those dates is presented below:

	2008		2007	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding at beginning of year	3,049,402	$ 0.55	2,543,546	$ 0.50
Granted	-	-	555,856	0.80
Expired/cancelled	(2,493,546)	-	(50,000)	-
Options outstanding and exercisable at end of year	555,856	$ 0.80	3,049,402	$ 0.55

At September 30, 2008 the following share purchase options were outstanding entitling the holders to purchase one common share of the Company for each option held:

Number of stock options	Exercise Price	Expiry Date
555,856	$ 0.80	May 16, 2009

5. SHARE CAPITAL - continued

c) Stock Options - continued

The fair value of each option granted is estimated on the grant date using the Black-Scholes option pricing model. The assumptions used in calculating fair value are as follows:

	2008	2007
Risk free interest rate	-	4.64%
Expected option life in years	-	2 years
Expected stock price volatility	-	121.5%
Expected dividend yield	-	Nil

During the year ended September 30, 2008, compensation costs of $Nil (2007 - $227,069) were recorded in the statements of loss and deficit for options granted to employees, directors and consultants of the Company.

d) Share Purchase Warrants

Share purchase warrant transactions are summarized as follows:

	2008		2007	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding, beginning of year	3,318,750	$ 0.39	3,501,491	$ 0.39
Issued	-	$ -	2,150,000	$ 0.50
Issued	-	$ -	1,168,750	$ 1.25
Exercised/expired	-	$ -	(1,635,491)	$ -
Expired	(3,318,750)	$ -	(250,000)	$ -
Exercised/expired	-	$ -	(1,616,000)	$ -
Outstanding, end of year	-	$ -	3,318,750	$ 0.93

7. RELATED PARTY TRANSACTIONS

During the years ended September 30, 2008 and 2007 the Company incurred the following costs charged by a director of the Company and a company controlled by a director of the Company:

	2008	2007
Management fee	$ 22,500	$ -
Consulting	82,500	60,000

At September 30, 2008, the accounts payable includes $ Nil (2007 - $1,500) to a director of the Company.

See Note 9

8. LOAN PAYABLE

The amounts due to various creditors are unsecured, non-interest bearing and have no fixed terms of repayment.

9. DUE TO RELATED PARTIES

The amounts due to directors and companies controlled by directors are unsecured, non-interest bearing and have no fixed terms of repayment.

10. CONTINGENT LIABILITY

The Company commenced action in the Supreme Court of British Columbia, against Western Prospector Group Ltd. ("Western"), Kenneth de Graaf and certain companies owned, controlled or associated with Mr. de Graff, claiming title and beneficial rights to the Edren and Ulaan properties in addition to other properties in Mongolia ("Mongolian Claims"). The Company is claiming that these properties were held in trust for the Company. The parties to the action filed a statement of defense.

On March 2, 2006 the Company entered into an agreement with Mr. Beruschi pursuant to which it is the assignee of any rights that Mr. Beruschi may have against the defendants with respect to the action on the Mongolian Claims. The agreement provides that Mr. Beruschi will retain a 30% interest in all proceeds received, as a result of the action taken by the Company and a 2% NSR on all production other than uranium. In addition a private company controlled by Mr. Beruschi will receive a minimum royalty of $1.50/lbs. on uranium produced from the Mongolian Claims.

During the year ended September 30, 2008 the Company agreed to discontinue its statement of claim. As a result of the discontinuance the Company is required to reimburse a portion of the defendant's legal costs to be determined by the court. The Company has $242,000 in trust to be used to reimburse the cost. This amount was accrued in the financial statements for the year ended September 30, 2008.

10. CONTINGENT LIABILITY - continued

On March 6, 2007, Western announced that Anchorage Capital Master Offshore Ltd. ("Anchorage"), a major shareholder of Western Prospector Group Ltd., had commenced an action against the Company in the Supreme Court of British Columbia. Anchorage's action against the Company is being brought under allegations of the Company's failure to disclose its interest in certain Mongolian mineral interests under securities legislation and breaches of the Competition Act.

Anchorage claims under these allegations against the Company are in the amount of $4,683,012 for general damages and $4,500,000 for punitive damages, together with costs and interest in connection with these claims. The Company considers Anchorage's claim and assertions to be without merit and legal basis and has filed a statement of defense.

See Note 11 and 14.

11. TRUST FUNDS

As at September 30, 2008, $242,000 was held in trust as security for costs in the Mongolian claims lawsuit. The company discontinued its action during the year however remains liable for a portion of the defendants legal costs.

See Note 10 and 14.

12. FUTURE INCOME TAX

The Company has non-capital tax loss carry forwards of approximately $7,351,880 (2007 - $5,646,918) in Canada that are available to reduce taxable income of future periods. These tax loss carry forwards expire between 2009 and 2028.

The significant components of the Company's future income tax assets are as follows:

	2008	2007
Future income tax assets		
Non-capital losses carried forward	$ 2,499,639	$ 1,919,952
Book and tax base differences on assets	361,862	344,635
Less		
Valuation allowance	(2,681,501)	(2,264,587)
Net future income tax assets	$ -	$ -

Due to the uncertainty surrounding the realization of future income tax assets, the Company has recognized a 100% valuation allowance against its future income tax assets.

13. MANAGEMENT OF CAPITAL

The Company's objective when managing capital is to safeguard the Company's ability to continue as a going concern. The Company does not have any externally imposed capital requirements to which it is subject.

As at September 30, 2008 the Company had capital resources consisting mainly of cash. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristic of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue common shares or dispose of assets or adjust the amount of cash.

14. SUBSEQUENT EVENT

Subsequent to September 30, 2008 the Company reached an agreement to pay $244,000 in full settlement for any claim for legal cost by the defendants with respect to the Mongolian Claims lawsuit. The amount was paid on November 24, 2008 and November 28, 2008 from funds held in trust.

MAXIMUM VENTURES INC.

Management Discussion and Analysis of Financial
Condition and Results of Operations
SEPTEMBER 30, 2008 and 2007

JANUARY 29, 2009

This Management Discussion and Analysis of the results of operations, prepared as of January 29, 2009, provides information on the operations of Maximum for twelve months ended September 30, 2008, and subsequent to the period end, and should be read in conjunction with the audited financial statements and accompanying notes for the years ended September 30, 2007 and 2006 which are prepared in accordance with Canadian generally accepted accounting principles. All amounts are stated in Canadian dollars unless otherwise indicated.

Statements in this report that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties, which could cause actual results to vary considerably from these statements. Readers are cautioned not to put undue reliance on forward-looking statements.

This discussion and analysis for the twelve months ended September 30, 2008 is prepared as of, and contains disclosure of material changes, occurring up to and including January 29, 2009.

Additional information related to the Company is available for view on SEDAR at www.sedar.com.

OVERVIEW

Maximum Ventures Inc. ("Maximum") is a mineral exploration company. Maximum's shares are listed and called for trading on the NEX version of the TSX Venture Exchange under the trading symbol "MVI.H". Maximum's principal business is the acquisition, exploration and development of mineral properties with a primary focus on exploration properties demonstrating strong potential for hosting large scale ore bodies. Maximum currently has an interest in a gold/silver natural resource exploration property in British Columbia, Canada.

Maximum was the plaintiff in a lawsuit against Western Prospector Group Ltd., Kenneth de Graaf, and certain companies owned, controlled by or associated with Mr. de Graaf where Maximum was claiming an interest in certain Mongolian resource property interests. That lawsuit has been discontinued with Maximum having the right to commence a new action.

MINERAL PROPERTIES

INVESTMENT IN AND EXPENDITURES ON RESOURCE PROPERTIES

	Balance, September 30, 2007	Incurred (Written-down) during the period	**Balance, June 30, 2008**
Property costs:			
Stump Lake Property	$ 370,000	$ -	$ **370,000**
Mongolia Properties	1	(1)	**-**
	370,001	(1)	**370,000**
Deferred Exploration Expenditures:			
Stump Lake Property	76,100	53,004	**129,104**
Mongolia Properties	1	(1)	**-**
	76,101	53,003	**129,104**
	$ 446,102	$ 53,003	$ **499,104**

MINERAL PROPERTIES – ***CONT'D***

Stump Lake Property, Canada

Acquisition

In May 2002 (as amended), Maximum entered into an option agreement for the acquisition of up to a 100% interest in the Stump Lake epithermal gold property from Braniff Gold Corp. ("Braniff"), a private British Columbia company.

As consideration, Maximum must issue common shares, incur exploration expenditures, and make cash payments as follows:

Exploration expenditures:

As at September 30, 2008, Maximum has incurred exploration expenditures of $129,104 as follows:

	2008
Assay	$5,455
Concession fees	1,514
Geological consulting	120,303
Travel	1,832
	$ 129,104

Maximum must incur a further $100,000 in exploration expenditures by September 30, 2011.

Cash payments:

Within seven days of acceptance by the TSX Venture Exchange ("TSX")	$	150,000 (paid)
On or before November 1, 2002		25,000 (paid)
On or before November 30, 2003		75,000 (paid)
On or before April 1, 2006		50,000 (paid)
On or before November 30, 2006		50,000 (paid)
	$	350,000

Common shares:

Maximum is required to issue to Braniff 200,000 common shares (issued) at a deemed price of $0.10 per share within 10 days of acceptance by TSX. The property is subject to a 3% net smelter return royalty.

EXPENDITURES

Exploration expenditure for the twelve months ended September 30, 2008, totalled $53,004. Expenditure during the comparable period ending September 30, 2007, was $Nil.

EXPLORATION

Maximum plans to conduct further exploration work on the Stump Lake property which may include geological mapping, trenching and geophysics and exploration drilling. Additional trenching and drilling require work permit applications.

EXPLORATION – ***CONT'D***

Stump Lake Property, Canada *– Cont'd*

Geological mapping is anticipated to include a more detailed structural study to better understand the deformation patterns and structural controls of the shears, mineralized veins and stringers within the shear zones and further search for shear zone outcrops.

Geophysical surveys using IP and resistivity methods are anticipated to better delineate features identified by the earlier survey. Further surveys should be continued to the northeast and southwest of the completed grid using line spacing of 100 meters.

Such surveys will not only target existing mineralization within shear zones, but will also explore the possibility of porphyry related mineralization occurring below the existing exploration and mining level.

Maximum completed its 2008 exploration program on the Stump Lake property. The prospect comprises three contiguous mineral concessions (34 claim units) and three reverted crown grants totalling 850 hectares, and includes the historical Mary Reynolds, Gold Cup and Robert Dunsmuir targets.

The exploration program consisted of mechanical trenching designed to test the extensions of the mineralized shear structures in the western and northern portions of the prospect. Altogether, 16 trenches were excavated using a backhoe, and 73 continuous chip channel samples were collected from trenches.

Work in the western portion of the prospect focused on a shear zone that was discovered during Maximum's 2004 exploration program. The zone was reported to be more than one metre wide and about 70 metres long, and the assays returned up to 0.5 part per million gold and 23 parts per million silver. Trenching followed the northeastern and southwestern extensions of this zone, and exposed it for more than 250 metres along strike. While the zone appears to pinch out in the northeast, it extends southwesterly for 150 metres, increasing in width locally up to nine metres and remaining open in this direction.

Trenching in the northern part of the prospect unearthed a mineralized shear zone as much as eight metres wide, extending for at least 50 metres south of the historical workings. This zone appears to continue north and south, but could not be followed farther due to alluvial and/or glacial overburden exceeding trench depth limits of two metres.

After logging and sampling, the trenches were filled and remediated, and the collected samples were dispatched to an accredited laboratory in Vancouver for analysis. Maximum must incur additional exploration expenditures of $100,000 by September 30, 2011 to earn a 100-per-cent interest in the prospect. The Stump Lake gold/silver prospect is subject to a 3-per-cent net smelter return royalty.

The above information was reviewed and approved for technical disclosure by Dr. Boris Molak, PhD, PGeo, a consulting geologist and qualified person.

COURT ACTION - MONGOLIAN MINERAL INTERESTS

During fiscal 2006, the Company (or Maximum) commenced legal action against Western Prospector Group Ltd., Kenneth de Graaf, and certain companies owned, controlled by or associated with Mr. de Graaf, for an order and a declaration that certain Mongolian mineral exploration properties (the Mongolian claims) were acquired for Maximum either directly or as assignee but were wrongfully transferred to Western Prospector or have been wrongfully retained by Mr. de Graaf and his companies and that such properties are held in trust for Maximum, and for damages and equitable compensation from the defendants.

The legal action was announced in Maximum's news release of March 2, 2006. In a new release dated March 3, 2006, Western Prospector Group Ltd. announced Maximum's claim was for all or a portion of the Saddle Hills Uranium deposit.

COURT ACTION - MONGOLIAN MINERAL INTERESTS

On May 9, 2007, Maximum announced that litigant Western Prospector Group Ltd.'s summary trial application had been adjourned generally at the request of Western Prospector Group Ltd. Western Prospector Group Ltd.'s application sought to dismiss the Company's case against it for ownership of the Saddle Hills uranium deposit based on Western Prospector Group Ltd.'s allegations that it had no knowledge or notice of the Company's interest in the Saddle Hills properties and that the Company delayed in starting the lawsuit. Summary trial had been set for hearing on May 7 to 9, 2007.

This development followed the preliminary examinations for discovery of John Brock, chief executive officer of Western Prospector Group Ltd., and Kenneth de Graaf, a personal defendant and principal of several corporate defendants in the lawsuit, which took place over three days on April 25 to 27, 2007.

On June 26, 2007, agreement between all parties to the action commenced by Maximum resulted in the establishment of a new trial date in March, 2008.

On February 18, 2008, the Court of Appeal denied the Company's application for leave to appeal a February 4, 2008 decision of the Supreme Court of British Columbia in which Maximum's application to make certain amendments to its Statement of Claim in its lawsuit against Western Prospector Ltd. ("Western") and Kenneth de Graaf and other defendants ("de Graaf Defendants") was denied. The amendments were sought in part to incorporate matters arising from pre trial proceedings.

As a result, the Board of Maximum decided that, notwithstanding the delay and costs involved, it was in the best interests of its shareholders to consider starting new legal proceedings in order to ensure that the Court will be able to properly and fully adjucate on all the issues related to Maximum's claims for title to certain properties in Mongolia, and damages from Defendants. Accordingly, Western and the de Graaf Defendants were advised that Maximum would be discontinuing the current lawsuit and that it intends to commence new proceedings against them to add the matters raised in the amendments and subsequently discontinued the action.

By Agreements between the Parties, Western Prospector and its co-defendants were subsequently reimbursed a portion of their legal costs in the total amount of $244,000 from funds Maximum placed in a trust account for such costs.

No new claim has been filed.

<u>Edren and Ulaan Properties, Mongolia</u>

Maximum entered into two option agreements with Brant Enterprises Inc. ("Brant") dated November 1, 2003 to acquire up to a 75% interest in the Edren Properties and the Ulaan Properties consisting of a total of six exploration licenses located in Mongolia. As consideration the Company agreed to make total cash payments of US$980,000, to issue altogether 6,750,000 common shares and to make total property maintenance payments of US$280,000 and to incur exploration expenditures totalling US$4,000,000.

Upon Maximum having earned a 60% interest in the Edren properties and Ulaan properties, the Company and Brant would form a joint venture to further explore and develop these properties.

Maximum has the right to earn a further 15% interest in these two portfolios of gold and copper properties by funding the completion of a positive bankable feasibility study in each portfolio of properties. The two properties are subject to a 1.7% NSR royalty and a 25% carried interest to production in favour of Brant. Maximum agreed to issue as finders' fees 125,000 common shares (50,000 shares issued) for the Edren properties and 200,000 common shares (100,000 shares issued) for the Ulaan properties.

COURT ACTION - MONGOLIAN MINERAL INTERESTS – *CONT'D*

A dispute arose as to Maximum's title and beneficial rights to the Edren properties and Ulaan properties in Mongolia. As at September 30, 2004, the cost of the Mongolia properties and related deferred exploration costs were each written down to a nominal value of $ 1 in view of disputes concerning the Company's title and ownership rights. See "Court Action – Mongolian Mineral Interest".

The dispute over the Ulaan and Edren properties and option agreement is included in the Company's Court Action against Mr. de Graaf et al.

During the year Maximum discontinued all legal action concerning the title and ownership of the properties and has written off the remaining carrying value of the properties. See "Court Action – Mongolian Mineral Interest".

CONTINGENT LIABILITY

On March 6, 2007, Western Prospector announced that Anchorage Capital Master Offshore Ltd. ("Anchorage"), a major shareholder of Western Prospector Group Ltd., had commenced an action against Maximum in the Supreme Court of British Columbia. Anchorage's action against the Company is being brought under the allegations of Maximum's failure to disclose under securities legislation and breaches of the Competition Act.

Anchorage's claims under these allegations against the Company are in the amount of $4,683,012.50 for general damages and $4.5-million for punitive damages, together with costs and interest in connection with these claims.

The Company considers Anchorage's claim and assertions to be frivolous and vexatious, totally without merit and without legal basis, and will defend Anchorage's claim vigorously.

SELECTED FINANCIAL INFORMATION

The following table presents unaudited financial information for the years ended September 30, 2008, 2007, 2006, and 2005.

	Year ended September 30, 2008	Year ended September 30, 2007	Year ended September 30, 2006	Year ended September 30, 2005
	$	$	$	$
Revenue	-	-	-	-
Net loss	(1,932,085)	(1,876,541)	(781,115)	(391,839)
Basic and diluted loss per share	(0.06)	(0.06)	(0.03)	(0.02)
Total assets	840,607	1,546,833	470,344	491,450

RESULTS OF OPERATIONS

Year ended September 30, 2008

For the year ended September 30, 2008 the net loss was $1,932,085 or $0.06 per share compared to the net loss of $1,876,541 or $0.06 per share for the same period in 2007. The increase in the net loss of $55,544 was primarily due to professional fees of $300,810 due to litigation costs, consulting fees of $49,893 due to obtaining professional advice on corporate matters pertaining to the Company's pending litigation regarding its Mongolian properties, rent of $3,595, office and miscellaneous of $2,157, transfer agent and filing fees of $455, and the write-off of mineral property of $2 during fiscal 2008 with decrease in interest income of $2,788, non-cash stock-based compensation expenses of $227,070, public and shareholders relations of $39,325, bank charges and interest of $27,572, travel and promotion of $7,197, cost recoveries of $1,788 and amortization of $1,204.

REVENUES

The Company does not have any source of revenue. Maximum uses equity financing and advances from related parties to support its operations. Maximum will have to raise additional funds this year to continue operations.

SUMMARY OF QUARTERLY RESULTS

The following table presents unaudited selected financial information for each of the last eight quarters:

	2008				2007			
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
	$	$	$	$	$	$	$	$
Revenue	-	-	-	-	-	-	-	-
Net loss	(387,580)	(883,907)	(23,632)	(636,966)	(78,595)	(419,086)	(741,100)	(637,760)
Basic/diluted loss per share	(0.01)	(0.03)	(0.00)	(0.02)	(0.01)	(0.01)	(0.02)	(0.02)

The net loss for the fourth quarter of the fiscal 2008 was $636,966 compared to the net loss of $637,760 for the same period in fiscal 2007. The decrease in the net loss was primarily due to the decreases in professional fees of $214,050, consulting fees of $242,850 and non-cash compensation expenses of $227,069

The net loss for the third quarter of the fiscal 2008 was $23,632 compared to the net loss of $741,100 for the same period in fiscal 2007. The decrease in the net loss was primarily due to the decreases in professional fees of $214,050, consulting fees of $242,850 and non-cash compensation expenses of $227,069.

The net loss for the second quarter of the fiscal 2008 was $883,907 compared to the net loss of $419,086 for the same period in fiscal 2007. The increase in the net loss was primarily due to the increase in professional fees of $478,411.

The net loss for the first quarter of fiscal 2008 was $387,580 compared to the net loss of $78,595 for the same period in fiscal 2007. The increase was primarily due to the increase in professional fees of $295,136 and travel and promotion of $10,361.

LIQUIDITY AND CAPITAL RESOURCES

At September 30, 2008, Maximum had a working capital deficiency of $1,275,080 (2007 – $706,595 working capital).

Management plans to continue to raise additional capital through the exercise of stock options and issuance of new share capital through equity financing. Maximum's ability to raise additional capital will depend upon the progress of new acquisitions, subsequent development of resource properties and the strength of the resource equity markets, which are uncertain. There can be no assurance that additional capital will be available. Maximum is in the process of developing plans to raise capital. The Company does not have any off-balance sheet arrangements.

RELATED PARTY TRANSACTIONS

During the twelve months ended September 30, 2008 and 2007, Maximum incurred the following costs charged by a director of the Company:

	2008	2007
Management fee	$ 22,500	$ -
Consulting fees	$ 82,500	$ 60,000
	$ 105,000	$ 60,000

At September 30, 2008, accounts payable includes $Nil (2007: $1,500) due to directors of the Company.

OUTSTANDING SHARE DATA

As at September 30, 2008, outstanding share data for the Company is follows:

Common shares:	Authorized capital:	unlimited common shares without par value
	Issued capital:	32,630,799 common shares without par value
Stock Options:	555,856 options exercisable at $0.80 per share on or before May 16, 2009.	
Warrants:	Nil.	

SUBSEQUENT EVENTS

Subsequent to September 30, 2008 the Company reached an agreement to pay $244,000 in full settlement of any claims for legal costs by the Defendants with respect to the Mongolian Claims lawsuit. The amount was paid on November 24, 2008 from funds held in trust.

RISKS AND UNCERTAINTIES

Maximum competes with other junior mineral exploration companies, some of which have greater financial resources and technical facilities. The business of mineral exploration and extraction involves a high degree of risks and few properties that are explored are ultimately developed into production. In addition to specific risks disclosed throughout this discussion, other risks facing the Company include competition, reliance on third parties, environmental and insurance risks, statutory and regulatory requirements, metal prices and foreign currency fluctuations, share price volatility and title risks.

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures have been designed to ensure that information required to be disclosed by the Company is accumulated and communicated to the Company's management as appropriate to allow timely decisions regarding required disclosure. The Company's Chief Executive Officer and Chief Financial Officer have concluded, based on their evaluation as of the end of the period covered by the interim filings, that the Company's disclosure controls and procedures as of the end of such period are effective to provide reasonable assurance that material information related to the Company, is made known to them by others within those entities. It should be noted that while the Company's Chief Executive Officer and Chief Financial Officer believe that the Company's disclosure and controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that the disclosure controls and procedures will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

ACCOUNTING PRINCIPLES

Stock Based Compensation

Maximum has adopted the accounting recommendations of the CICA Handbook Section 3870, "Stock Based Compensation and Other Stock Based Payments". Under these recommendations Maximum uses the Black Scholes option valuation model to value stock options. The Black Scholes model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable.

The model requires management to make estimates which are subjective and may not be representative of actual results. Changes in assumptions can materially affect estimates of fair values.

Mineral Properties

Mineral property acquisition costs and related exploration and development costs are deferred until the property to which they relate is placed into production, sold, allowed to lapse or abandoned. These costs will be amortized over the estimated life of the property following commencement of commercial production or will be written off if the property is sold, allowed to lapse or abandoned.

Mineral property acquisition costs include the cash consideration and the fair market value of common shares, based on the trading price of the shares issued for mineral property interests pursuant to the terms of the agreement. Payments relating to a property acquired under an option agreement, where payments are made at the sole discretion of the Company, are recorded upon payment. Option payments received are treated as a reduction of the carrying value of the related deferred costs until Maximum's costs are recovered. Option payments received in excess of costs incurred are credited to revenue.

The amount shown for mineral property interests represents costs incurred to date and the fair market value of common shares issued and does not necessarily reflect present or future value. Administrative expenditures are expensed in the year incurred. Property investigation costs, where a property interest is not acquired, are expensed as incurred.

Although Maximum has taken steps to verify title to mineral properties, these procedures do not guarantee Maximum's title. Property title may be subject to un-registered prior agreements or other impediments.

On an annual basis or when impairment indicators arise, Maximum evaluates the future recoverability of its mineral property costs. Impairment losses or write downs are recorded in the event the net book value of such assets exceeds the estimated indicated future cash flows attributable to such assets.

Asset Retirement Obligations

Effective September 1, 2004, Maximum adopted the recommendations in CICA Handbook Section 3110 – "Asset Retirement Obligations" with respect to asset retirement obligations. Under Section 3110, legal obligations associated with the retirement of tangible long-lived assets are recorded as liabilities. The liabilities are calculated using the net present value of the cash flows required to settle the obligation.

A corresponding amount is capitalized to the related asset. Asset retirement costs are charged to earnings in a manner consistent with the depreciation, depletion and amortization of the underlying asset. The liabilities are subject to accretion over time for changes in the fair value of the liability through charges to accretion which is included in cost of sales and operating expenses.

It is possible that Maximum's estimates of its ultimate asset retirement obligations could change as a result of changes in regulations, the extent of environmental remediation required, and the means of reclamation or of cost estimates. Changes in estimates are accounted for prospectively from the period the estimate is revised.

ACCOUNTING PRINCIPLES – *CONT'D*

Asset Retirement Obligations – Cont'd

As at September 30, 2008, no provision has been made for asset retirement obligations.

FORWARD – LOOKING STATEMENTS

Except for historical information, this "Management's Discussion and Analysis of Financial Condition and Operations" contains forward-looking statements which may not be based on historical fact. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on such forward-looking statements.